Exhibit 21.1
List of Subsidiaries

The following is a list of subsidiaries of Recursion Pharmaceuticals Inc. as of December 31, 2022.

Name of Subsidiary*	Jurisdiction of Incorporation
Recursion Canada Inc.	Canada

*Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K